Exhibit 99.1

SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON (05/27/14) - Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending July 31, 2014, as follows, payable on July 29, 2014 to shareholders of record at the close of business on July 2, 2014:

Common Shares
● Dividend No. 580	of $0.64 per share;

Non-Cumulative Preferred Shares
● Series 13, Dividend No. 37	of $0.300000 per share;
● Series 14, Dividend No. 30	of $0.281250 per share;
● Series 15, Dividend No. 29	of $0.281250 per share;
● Series 16, Dividend No. 27	of $0.328125 per share;
● Series 17, Dividend No. 26	of $0.350000 per share;
● Series 18, Dividend No. 25	of $0.209375 per share;
● Series 19, Dividend No. 5	of $0.183125 per share;
● Series 20, Dividend No. 25	of $0.225625 per share;
● Series 21, Dividend No. 3	of $0.161250 per share;
● Series 22, Dividend No. 23	of $0.239375 per share;
● Series 23, Dividend No. 2	of $0.172500 per share;
● Series 30, Dividend No. 17	of $0.240625 per share;
● Series 32, Dividend No. 14	of $0.231250 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

For further information:

Peter Slan, Scotiabank Investor Relations, (416) 933-1273;
Kate Simandl, Scotiabank Media Communications, (416) 866-6218.